Exhibit 99.1

Canada’s Largest Insurance Mutual, Beneva, Upgrades to Sapiens Enhanced Version of UnderwritingPro

Sapiens supports Beneva’s global enterprise-wide underwriting initiative by providing a streamlined and automated digital underwriting process, greater configurability and security advances

May 26, 2021 —Sapiens Americas, a fully owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Beneva, Canada’s largest mutual insurance provider, has successfully upgraded to Sapiens UnderwritingPro Version 11.

Beneva was created in 2020 through the coming together of La Capitale and SSQ Insurance to become the largest insurance mutual in Canada with more than 3.5 million members and customers. As part of their digital transformation program, Beneva undertook a global, enterprise-wide life underwriting initiative to automate their many manual processes and rules with a modern technology stack, where digital tools can be leveraged for speed and flexibility.

The goal was to increase utilization of third-party data sources to support ordering of requirements evidence. Beneva’s desired end state was a modern, accelerated underwriting environment that required minimal underwriting intervention and minimized the need for medical exams. Beneva also aimed to increase the individual life business and profitability, expand its geographical footprint cross-borders and enhance the overall customer experience.

“Underwriting is mission-critical to Beneva in achieving its revenue growth and expense reduction goals. Sapiens’ digital user experience, greater configurability and security advances were all important for Beneva in making the decision to upgrade to Version 11,” said Sébastien Nadeau, Director, Individual Insurance Solutions Optimization. “The upgrade was completed on time and on budget, thanks to strong planning, communication and testing activities delivered by both Beneva and Sapiens.”

“For 35 years, Sapiens has consistently utilized new technologies and provided state-of-the-art solutions for its customer base. We are delighted to add value to our strategic partner Beneva and to support them in their accelerated underwriting journey through our technology and ecosystem,” said Roni Al-Dor, Sapiens president and CEO.

With UnderwritingPro Version 11, Beneva can improve turnaround time of receiving external data sources in the underwriting process, growing the business without adding underwriting staff and increasing efficiency for underwriters by freeing them up for more complex underwriting exception submissions.

Moreover, UnderwritingPro v11 was designed to provide the most advanced software features on the market, including a new reinsurance interface to facilitate data transmission to Beneva’s reinsurers, enhanced underwriter notes and various workflow improvements to provide a straight-through processing environment required by the underwriters.

Sapiens UnderwritingPro is a web-based, new business, automated underwriting solution that drives straight-through processing, elevating both the internal and external customer experience.  Using traditional data and evolving, alternative data sources, UnderwritingPro provides innovative and accelerated risk analysis and a full-featured underwriting workbench to support the wide spectrum of new business cases, from application receipt to coverage decision.

About Beneva

Beneva was created through the coming together of La Capitale and SSQ Insurance to become the largest insurance mutual in Canada with more than 3.5 million members and customers. Beneva employs over 5,000 dedicated employees. With over $20 billion in assets under management, Beneva positions itself as a major player in the insurance and financial services industry. Its head office is located in Quebec City.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: http://www.sapiens.com/.

Media Contact

Alex Zukerman

Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

Investors Contact

Daphna Golden

Vice President, Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com